Nova Energy, Inc.

2050 Russet Way

Ste. 190

Carson City, NV 89703

775-720-9411 (Phone)

253-679-8800 (Fax)

novaenergy@shaw.ca

October 3, 2008

US Securities & Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attn: John Lucas

Re:

Nova Energy, Inc.

Registration Statement on Form 10

File # 0-27693

Dear Mr. Lucas:

I am responding to your letter dated 4 September 2008 regarding the above-referenced file for Nova Energy, Inc.

I have taken under advisement your comments and suggestions and accordingly, have submitted an Amended Form 10 registration in order to register securities issued by Nova Energy, Inc. Further, I have included the requisite Form 10 disclosures including the indemnification of directors and officers, as required by Item 12 of Form 10.

In the amended filing, per your request, you will also find in addition to the year end audit for 2007, the audit for the year ended 2008, as required by Regulation S-X.

Since you have indicated that our registration will become effective October 20, 2008, we will begin complying with the requirements as set forth in the Securities Exchange Act of 1934 by filing our first quarter 10Q-SB on or before November 14, 2008.

Thank you for your patient consideration

Sincerely,

/s/ Daymon Bodard

Daymon Bodard

President of Nova

Energy, Inc.